Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 29.07.2019

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name
Title:	Jürgen
First name:
Last name(s):	Baumann

2. Reason for the notification

a) Position / status
Position:	Member of the administrative or supervisory body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name
Biofrontera AG
b) LEI
391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code
Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction
Disposal

c) Price(s) and volume(s)
Price(s)	Volume(s)
7.20 EUR	252108.00 EUR

d) Aggregated information
Price	Aggregated volume
7.2000 EUR	252108.0000 EUR

e) Date of the transaction
2019-07-26; UTC+2

f) Place of the transaction
Outside a trading venue

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com